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                                                                    EXHIBIT 12
                                  IES UTILITIES INC.
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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                                                   Year Ended December 31,
                                  1992       1993       1994       1995       1996
                              (in thousands, except ratio of earnings to fixed charges)

Net income                    $  45,291  $  67,970  $  61,210  $  59,278  $  63,729

Federal and state
   income taxes                  20,723     37,963     37,966     41,095     43,092

      Net income before
         income taxes            66,014    105,933     99,176    100,373    106,821

Interest on long-term debt       35,689     34,926     37,942     36,375     37,048

Other interest                    3,939      5,243      3,630      8,085      6,666

Estimated interest
   component of rents             4,567      3,729      3,970      4,637      4,091

Fixed charges as defined         44,195     43,898     45,542     49,097     47,805

Earnings as defined           $ 110,209  $ 149,831  $ 144,718  $ 149,470  $ 154,626

Ratio of earnings to fixed
   charges (unaudited)             2.49       3.41       3.18       3.04       3.23


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.
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